FILED BY PRECISE SOFTWARE SOLUTIONS LTD.
              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED,
                              AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                SUBJECT COMPANY: PRECISE SOFTWARE SOLUTIONS LTD.
                                                    COMMISSION FILE NO.: 0-30828

This filing relates to a proposed merger between an indirect wholly owned subsidiary of VERITAS Software Corporation, a Delaware corporation ("VERITAS Software"), and Precise Software Solutions Ltd., an Israeli corporation ("Precise"), pursuant to the terms of an Agreement and Plan of Merger dated as of December 19, 2002 (the "Merger Agreement"), by and among VERITAS Software, Precise, and Argon Merger Sub Ltd., an Israeli corporation.

The proposed merger is subject to the approval of the shareholders of Precise at an extraordinary (special) meeting (the "Meeting") of shareholders to be held on June 28, 2003. Included in the Proxy Statement/Prospectus dated June 2, 2003 and related proxy materials that were distributed to shareholders in connection with the Meeting on June 2, 2003 was the following agenda and proposed shareholder resolutions:

                         PRECISE SOFTWARE SOLUTIONS LTD.
                                   ("COMPANY")

                           SHAREHOLDER RESOLUTIONS FOR
                 EXTRAORDINARY (SPECIAL) MEETING OF SHAREHOLDERS
                                 (THE "MEETING")

                                     AGENDA

(1) Approval of the Agreement and Plan of Merger dated as of December 19, 2002, as amended (the "MERGER AGREEMENT"), by and among VERITAS Software Corporation, a Delaware corporation ("VERITAS"), Argon Merger Sub Ltd., an Israeli company and an indirect wholly-owned subsidiary of VERITAS ("MERGER SUB"), and Company, as described in the proxy statement/prospectus (the "PROXY STATEMENT") which was distributed to shareholders of Company in connection with the Meeting, the merger of Merger Sub with and into Company (the "MERGER") and the other transactions contemplated by the Merger Agreement, including, without limitation; (i) approval of the acquisition of a run-off policy under Company's existing officers' and directors' liability insurance; (ii) approval of arrangements for indemnification and issuance of new indemnification letters, and (iii) approval of a certain employment agreement;

(2) Approval of the amendment of Article 74 (Insurance and Indemnity) of Company's Article of Association (the "ARTICLES"), which amendment is intended to allow for insurance and indemnification of directors and "office holders" (as defined in the Israeli Companies Law, 1999 (the "COMPANIES LAW")) to the maximum extent permitted by Israeli law;

(3) Approval of the acceleration of the vesting schedule of options to purchase Company's ordinary shares held by members of Company's Board of Directors (the "BOARD") immediately after the completion of the Merger, and the extension of the period during which such options may be exercised; and

(4) Consideration and vote upon any motion to adjourn the Meeting to a later time to permit further solicitation of proxies if necessary to obtain additional votes in favor of any of the foregoing items.

                                 PROPOSAL NO. 1
                                   THE MERGER
                                   ----------

     WHEREAS, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are described in the Proxy Statement and a summary of said transactions was presented to the shareholders at the Meeting;

     WHEREAS, at their respective meetings held on December 18, 2002, the Audit Committee of the Board (the "AUDIT COMMITTEE") and the Board approved all the matters and transactions detailed in RESOLUTION NO. 1 below, and recommended that the shareholders of Company approve the same;

     WHEREAS, Section 1.4 of the Merger Agreement provides that, at the Effective Time (as defined in the Merger Agreement), all of Company's issued and outstanding Ordinary Shares, NIS 0.03 par value per share (the "COMPANY SHARES"), shall generally be converted, at the option of the holder, into either
(a) cash or (b) a combination of cash and shares of VERITAS' Common Stock, par value $0.001 per share (the "VERITAS COMMON Stock"), in accordance with the terms of the Merger Agreement; and

     WHEREAS, Section 5.11 of the Merger Agreement provides that, at the Effective Time, all outstanding options to purchase Company Shares granted under all of Company's share option and incentive plans (the "COMPANY SHARE OPTIONS") shall be converted into options to purchase shares of VERITAS Common Stock in accordance with the terms of the Merger Agreement.

NOW, THEREFORE, BE IT RESOLVED AS RESOLUTION NO. 1:

1. To approve and adopt the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, all in accordance with Sections 314, 320 and 327 of the Companies Law. Without limiting the generality of the aforesaid, to further approve the following matters:

      (i) Insurance. Subject to the provisions of the Companies Law, the Articles and the consummation of the Merger, to approve the acquisition of a run-off policy, under Company's existing directors' and officers' liability insurance, for the benefit of those persons who are currently covered by Company's directors' and officers' liability insurance policy, covering a period of seven years after the Effective

             Time; provided, that the aggregate premium for such coverage shall not exceed U.S. $2,000,000 (the "POLICY"). The Policy and the insurance coverage thereunder shall be in addition to any other existing (or prior) insurance policies of Company including, without limitation, Company's existing (or prior) directors' and officers' insurance policy;

      (ii) Indemnification. Subject to the provisions of the Companies Law and the Articles and to the approval of the shareholders of Company of Proposal No. 2 (Amendment of Articles of Association) below (the "AMENDMENT OF THE ARTICLES") at this Meeting, to approve the following:

             (a) Subject to the consummation of the Merger, the indemnification and exemptions arrangements detailed in Section 5.14 of the Merger Agreement, according to which, inter alia, VERITAS undertakes to cause the Surviving Corporation (as defined in the Merger Agreement) to fulfill and honor in all respects, the obligations of Company pursuant to any indemnification and exemption agreements existing immediately prior to the Effective Time between Company and its current and former directors and officers; and

             (b) Subject to the consummation of the Merger, the matters included in Section 5.14 of the Merger Agreement including, without limitation, the obligation of VERITAS to cause the Surviving Corporation to (i) undertake the indemnification obligations contained in new indemnification obligations substantially in the form attached to the Proxy Statement as Annex F (the "NEW INDEMNIFICATION LETTERS"), and (ii) execute and deliver the New Indemnification Letters to all of Company's current and former directors and to the following officers: Messrs. Shimon Alon, Itzahk ("Aki") Ratner, Benjamin Nye, Marc Venator, Rami Schwartz, Mo Garad and Dror Elkayam.

             In adopting the foregoing resolutions, the shareholders recognized that, in the event that the Amendment of the Articles is not approved by the shareholders of Company, without derogating from VERITAS's obligations as stated in the Merger Agreement, VERITAS will cause the Surviving Corporation to (i) effect the Amendment of the Articles and (ii) carry out the obligations set forth in
             Section 5.14(b) of the Merger Agreement; and to comply with all other required procedures under the Companies Law and the Articles; and

      (iii) Employment Agreement of Mr. Shimon Alon. Subject to the consummation of the Merger, for the avoidance of doubt, to approve the employment and non-competition agreement with VERITAS of Mr. Shimon Alon, the Chief Executive Officer and a director of Company.

                                 PROPOSAL NO. 2
                      AMENDMENT OF ARTICLES OF ASSOCIATION
                      ------------------------------------

            WHEREAS, Company wishes its Articles to allow for indemnification and insurance of directors and "office holders" to the maximum extent permitted by Israeli law.

NOW, THEREFORE, BE IT RESOLVED AS RESOLUTION NO. 2:

2. To approve the replacement of Article 74 (Insurance and Indemnity) of the Articles, in its entirety, by the amended Article 74 attached to the Proxy Statement as Annex E.

                                 PROPOSAL NO. 3
                      MODIFICATION OF DIRECTOR SHARE OPTION
                      -------------------------------------

     WHEREAS, Company wishes to ensure the continuing value of the options described in the Proxy Statement to their holders (who are directors of Company) ("DIRECTORS SHARE OPTIONS"), to fulfill their original incentive purpose and to reflect Company's appreciation of the extensive efforts and activities of the directors of Company in bringing the Company to its current position; and

     WHEREAS, at their meetings held on December 18, 2002, the Audit Committee and the Board approved all the matters and transactions detailed in RESOLUTION NO. 3 below, and recommended that the shareholders of Company approve the same.

NOW, THEREFORE, BE IT RESOLVED AS RESOLUTION NO. 3:

3. To approve the acceleration of the vesting periods of all outstanding Directors Share Options such that all said share options will become fully vested and exercisable immediately after the Merger; provided, that the optionee is a director of Company immediately prior to the Merger and terminates his or her service as a director of Company as a result of the Merger; and the extension of the exercise period of all such accelerated Directors Share Options, such that each will remain exercisable following the Effective Time for the balance of the original ten year term that commenced on the date the option was granted irrespective of a director's termination of service with Company as the result of the Merger.

                                 PROPOSAL NO. 4
                     ADJOURNMENT TO SOLICIT ADDITIONAL VOTES
                     ---------------------------------------

     If a proposal to adjourn is made at the Meeting, and a quorum is present at the Meeting, the following will be adopted (with the appropriate blanks completed):

NOW, THEREFORE, BE IT RESOLVED AS RESOLUTION NO. 4:

4. To adjourn the Meeting to __________, 2003 at the same time and at the same place as was set for this Meeting, to permit further solicitation of proxies for Proposal[s] No.

     _____. The adjourned meeting will include on its agenda only the matters of Proposal[s] No. ___.

                                      *****

VERITAS has filed a registration statement on Form S-4, including a proxy statement/prospectus, with the U.S. Securities and Exchange Commission (the "SEC"). Investors and security holders are urged to read the proxy statement/prospectus because it contains important information about the matters to be considered at the Meeting. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by VERITAS and Precise with the SEC at the SEC's website at www.sec.gov. The proxy statement/prospectus and these other documents also may be obtained for free from VERITAS and Precise.

Precise, its directors and executive officers may be deemed to be participants in the solicitation of proxies from Precise shareholders in favor of the matters to be considered at the Meeting. A description of any interests that the directors and executive officers of Precise may have is available in the proxy statement/prospectus.






























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